EXHIBIT 99.1

News Release

BRIGUS GOLD CORP. ANNOUNCES C$50 MILLION "BOUGHT DEAL" FINANCING

Halifax, Nova Scotia; September 28, 2010 – Brigus Gold Corp. (“Brigus Gold” or the “Company”) (TSX and NYSE Amex: BRD) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers, whereby the Underwriters have agreed to: (i) purchase 30,000,000 units (“Units”) of Brigus at a price of C$1.50 per Unit (the "Unit Price") for gross proceeds to the Company of C$45,000,000, and (ii) offer for sale on a guaranteed agency basis, up to 2,941,177 common shares designated as flow-through shares for purposes of the Income Tax Act (Canada) (the “Flow-Through Shares”), at a price of C$1.70 per Flow-Through Share (the “Flow-Through Price”) for gross proceeds to the Company of up to C$5,000,000 (collectively, the “Offering”). Each Unit will consist of one common share (“Common Share”) and one quarter of one common share purchase warrant (each whole warrant a “Warrant”), with each Warrant entitling the holder to acquire one Common Share at a price of C$2.19 expiring November 19, 2014. The Flow-Through Shares and the Units will be publicly offered by way of short form prospectus to purchasers resident in each of the provinces and territories of Canada, excluding Quebec.

The units will also be offered in the United States on a private placement basis to certain institutional investors pursuant to Rule 144A of the United States Securities Act of 1933, as amended (“Securities Act”) and to “Accredited Investors” satisfying one or more of the criteria set forth in Rule 501(a) of Regulation D promulgated under the Securities Act.

In addition, the Company has granted the Underwriters an over-allotment option to purchase up to an additional 15% of any combination of Units and Flow-Though Shares included in the Offering for a period of up to 30 days after the closing of the Offering.

The offering is scheduled to close on or about October 19, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange, the NYSE Amex, and the securities regulatory authorities.

The Company plans to use C$5.0 million of the net proceeds from the sale of the Units for working capital with approximately 50% of the balance used to reduce outstanding project debt related to the Black Fox project and 50% of the balance used to reduce the Company’s existing gold hedge commitments.

The Company will use the proceeds from the sale of the Flow-Through Shares to incur flow-through expenditures for its Canadian projects located near Timmins, Ontario and Uranium City, Saskatchewan which qualify as 100% Canadian Exploration Expense (“CEE”), and will renounce such flow-through expenditures to the investors for the taxation year ending December 31, 2010.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Cautionary and Forward-Looking Statements:

Statements contained in this document which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All statements regarding the amount of financing, the “bought deal” basis of the financing and the timing therewith, as well as related to the option granted to the Underwriters are forward-looking statements and estimates that involve various risks and uncertainties.  This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the company's mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the size, timing and use of proceeds and gross proceeds of the company, and the financial results of the company. Important factors that could cause actual results to differ materially from these forward-looking statements include environmental and financing risks and other factors disclosed under the heading “Risk Factors” in Brigus Gold’s and its predecessor companies’ most recent annual report on Form 10-K filed with the United States Securities and Exchange Commission and elsewhere in Brigus Gold’s documents filed from time to time with the Toronto Stock Exchange, the NYSE Amex, the United States Securities and Exchange Commission and other regulatory authorities.  All forward-looking statements included in this news release are based on information available to the Company on the date hereof.  The Company assumes no obligation to update any forward-looking statements, except as required by applicable securities laws.

For further information contact:
Wendy Yang, Vice President of Investor Relations
Tel: (720) 886-9565 ext. 217
E-mail: ir@brigusgold.com

Sean Tufford, Director of Investor Relations
Tel: (902) 422-1432
E-mail: stufford@brigusgold.com